Exhibit 12.1

MAGELLAN MIDSTREAM PARTNERS, L.P.

RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

						Three Months Ended March 31, 2006
	Twelve Months Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS:
Income from continuing operations before income taxes, extraordinary gain (loss) and cumulative effect of change in accounting principle *	$97,613	$107,495	$88,169	$108,601	$156,379	$47,594
Fixed charges	15,755	33,344	39,779	41,657	56,656	15,079
Amortization of capitalized interest	465	471	462	463	465	119
Distributed income of equity investees	—	—	—	—	3,300	1,075
Capitalized interest	(764)	(231)	(102)	(426)	(817)	(204)

Total earnings	$113,069	$141,079	$128,308	$150,295	$215,983	$63,663

FIXED CHARGES:
Interest expense	$14,606	$22,907	$36,597	$37,893	$52,554	$14,088
Capitalized interest	764	231	102	426	817	204
Debt expense amortization	253	9,950	2,830	3,056	2,871	677
Rent expense representative of interest factor	132	256	250	282	414	110

Total fixed charges	$15,755	$33,344	$39,779	$41,657	$56,656	$15,079

Ratio of earnings to fixed charges	7.2	4.2	3.2	3.6	3.8	4.2

*	Excludes income from equity investments and minority interest expense.